Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Incorporation of a new Wholly Owned Subsidiary of the Company

June 9, 2021, Mumbai: Pursuant to Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, we hereby inform the Stock Exchanges that a new wholly owned subsidiary named ‘TML CV Mobility Solutions Limited’ [CIN: U50500MH2021PLC361754] has been incorporated as a wholly owned subsidiary of Tata Motors Limited.

Reproduced herein below in Annexure I to this letter are disclosures pursuant to Regulation 30 of the Listing Regulations read with the SEBI Circular CIR/CFD/CMD/4/2015 dated September 9, 2015.

This is for the information of the exchange and the members.

Annexure I

Sr. No.	Particulars	Details
	Name of the Target Company, details in brief such as size, turnover, etc.	Name : TML CV Mobility Solutions Limited Authorised Share Capital: ₹5,00,000/- (Five lakhs only) Size/Turnover: Not Applicable (Incorporated on June 7, 2021)

Whether the acquisition would fall within the related party transaction(s) and whether the promoter /promoter group/ group companies have any interest in the entity being acquired?

If yes, nature of interest and details thereof and whether the same is done at "arms length"

No.

TML CV Mobility Solutions Limited is promoted by Tata Motors Limited and is a newly incorporated Company.

The Promoter group/group companies of Tata Motors Limited do not have any interest in TML CV Mobility Solutions Limited.

	Industry to which the entity being acquired belongs	NIC code-50: Sale, maintenance and repair of electric/commercial vehicles.
Objects and effects of acquisition (including but not limited to, disclosure of reasons for acquisition of target entity, if its business is outside the main line of business of the listed entity)

TML CV Mobility Solutions Limited was incorporated to provide end to end services of operating, repair and maintenance including annual maintenance contracts (AMC) and Fleet Management Services (FMS) for the automotive including electric mobility/electric vehicles, electric buses, Fuel Cell buses, all types of commercial vehicles etc.

	Brief details of any governmental or regulatory approvals required for the acquisition	NA

Sr. No.	Particulars	Details
	Indicative time period for completion of the acquisition	N.A
	Nature of consideration - whether Cash consideration cash consideration or share swap and details of the same	Cash consideration
	Cost of acquisition or the price at which shares are acquired	Initial subscription amount of ₹5,00,000/- towards subscribing to 50,000 equity shares at face value of ₹10/- each.
	Percentage of shareholding/ control acquired and/ or number of shares acquired	The Company has authorized capital of 50,000 equity shares of ₹10/- each aggregating to ₹5,00,000/- Tata Motors Limited holds 100% shareholding in TML CV Mobility Solutions Limited.

Brief background about the entity acquired in terms of product/line of and business acquired, date of incorporation, history of last 3 years turnover, country in which the acquired entity has presence and any other significant information (in brief)

Product/line of business: To undertake or carry the business of providing end to end services of operating, repair and maintenance including annual maintenance contracts (AMC) and Fleet Management Services (FMS) for the automotive including electric mobility/electric vehicles, electric buses, Fuel Cell buses, all types of commercial vehicles etc.

Date of Incorporation: June 7, 2021

History/Turnover: N.A

Country: India

About Tata Motors

Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 35 billion organisation, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses. Part of the USD 113 billion Tata group, Tata Motors is India’s largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. It has operations in India, the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 103 subsidiaries, 10 associate companies, 3 joint ventures and 2 joint operations as on March 31, 2020.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India’s market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With ‘Connecting Aspirations’ at the core of its brand promise, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.